UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blue Wolf Mongolia Holdings Corp.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G11962 100
(CUSIP Number)

Geologic Resource Partners LLC
535 Boylston Street, Top Floor
Boston, MA 02116
Attn: Julie Siegel
Tel: (617) 849-8922

July 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11962 100

1.	Name of Reporting Person: Geologic Resource Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 875,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G11962 100

1.	Name of Reporting Person: George Ireland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 875,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.       Security and Issuer.

This Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”) of Blue Wolf Mongolia Holdings Corp., a British Virgin Islands corporation (the “Issuer”), whose principal executive offices are located at Two Sound View Drive, Greenwich, Connecticut 06830.

Item 2.       Identity and Background.

The names of the persons filing this statement (the “Reporting Persons”) are George Ireland, a citizen of the United States and a member of the board of directors of the Issuer, and Geologic Resource Partners LLC, a Delaware limited liability company (“Geologic”). Mr. Ireland is the chief executive officer of Geologic. The address of the principal business and principal office of each of the Reporting Persons is 535 Boylston Street, Top Floor, Boston, MA 02116.

During the last five years, neither of the Reporting Persons mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

On March 11, 2011, Blue Wolf MHC Ltd., the Issuer’s sponsor and its sole shareholder prior to its IPO (as defined below) (the “Sponsor”), purchased 2,012,500 Ordinary Shares for a purchase price of $25,000. On May 24, 2011, prior to the Issuer’s IPO, the Reporting Persons purchased 525 preferred shares of the Sponsor (the “Preferred Shares”) for $1.875 million.  On July 14, 2011, the Sponsor used these funds, along with funds provided by other members of the Sponsor, to purchase 4,166,667 sponsor warrants of the Issuer (the “Sponsor Warrants”) at a price of $0.75 per warrant, or $3,125,000 in the aggregate. The Sponsor Warrants are exercisable at $12.00 per share and will become exercisable on the later of: 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the IPO. The Sponsor Warrants are also subject to certain transfer restrictions. The Preferred Shares represent an indirect interest in 525,000 Ordinary Shares and 525,000 warrants to purchase Ordinary Shares of the Issuer held by the Sponsor.

On July 20, 2011, the Issuer consummated its initial public offering of units, each comprised of one Ordinary Share and one warrant to purchase one Ordinary Share (the “IPO”). The Reporting Persons purchased 350,000 units in the IPO for $3.5 million. As a result, the Reporting Persons have direct voting and dispositive rights with respect to 350,000 Ordinary Shares and 350,000 warrants to purchase Ordinary Shares.

Item 4.       Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.  The Reporting Persons may purchase additional securities if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

On May 27, 2011, Mr. Ireland was appointed a director of the Issuer.

Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.        Interest in Securities of the Issuer.

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Ordinary Shares held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)      Except as described in Item 3 and 4 of this Statement, the Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, Mr. Ireland entered into a letter agreement with the Issuer and the representative of the underwriters dated as of July 14, 2011 pursuant to which he agreed, among other things, that in the event the Issuer seeks shareholder approval of a proposed business combination, then in connection with such proposed business combination, he will vote any shares held by the Sponsor and any Ordinary Shares owned and/or acquired in the IPO or the secondary public market in his personal capacity (excluding shares over which Geologic may exercise voting or investment control) in favor of such proposed business combination.

In addition, Mr. Ireland waived any redemption rights with respect to any shares held by the Sponsor and any Ordinary Shares owned and/or acquired in the IPO or the secondary public market in his personal capacity (excluding shares over which Geologic may exercise voting or investment control) in connection with the consummation of a business combination, including any such rights available in the context of a shareholder vote or tender offer by the Company to purchase Ordinary Shares (although he is entitled to redemption and liquidation rights with respect to any Ordinary Shares (other than the shares held by the Sponsor) he holds (which were purchased in the IPO or the secondary public market) if the Company fails to consummate a business combination).

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting  Persons, or between the Reporting  Persons and any other person, with respect to the  securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

99.1	Letter Agreement among the Issuer, Blue Wolf MHC Ltd. and the officers and directors of the Issuer, dated July 14, 2011.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	July 29, 2011

GEOLOGIC RESOURCES PARTNERS LLC

By:	/s/ George R. Ireland
Name: George Ireland
Title: Chief Executive Officer

/s/ George Ireland

Name: George Ireland

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)